MYOS RENS TECHNOLOGY INC.

45 Horsehill Road, Suite 106

Cedar Knolls, New Jersey 07927

April 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ada D. Sarmento

Re:	MYOS RENS Technology Inc.

Registration Statement on Form S-3

File No. 333-237757

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MYOS RENS Technology Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, April 30 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ Joseph Mannello

Name: Joseph Mannello

Title: Chief Executive Officer